Exhibit 99.1

CONTACT:

Jennifer Roper

Director of Marketing

Camden National Bank

(207) 230-2118 or jroper@camdennational.com

Renée Smyth

The Bank of Maine:

(207) 518-5607

rsmyth@thebankofmaine.com

FOR IMMEDIATE RELEASE

A Bank for Maine’s Future: The Bank of Maine to Merge into Camden National Bank

Creating Maine’s strongest and most innovative community bank

---Conference Call scheduled for 3:00 p.m. today, March 30, 2015.

Camden, ME and Portland, ME., March 30, 2015 / -- Camden National Corporation (NASDAQ: CAC), the parent company of Camden National Bank (collectively referred to as "Camden National"), and SBM Financial, Inc., the parent company of The Bank of Maine (collectively referred to as “The Bank of Maine”) today announced the signing of a definitive agreement under which The Bank of Maine will merge into Camden National Bank creating Maine’s largest community bank. The combined organization will operate under the Camden National Bank name and brand and be led by Gregory A. Dufour, president and chief executive officer of Camden National Corporation and Camden National Bank. John Everets, The Bank of Maine’s chairman and chief executive officer, will provide consulting service through the transition. The combined organization will be headquartered in Camden, Maine, with several leadership positions in Portland.

“We are excited to welcome The Bank of Maine employees and customers to Camden National. The union of these two great organizations will redefine what it means to be a community bank,” said Dufour. “Together, we have a combined history of over 320 years of providing exceptional service to the people of Maine. As the largest community bank in Maine, we are poised to continue to provide our customers and shareholders with an enduring value. We are a financially strong institution that is a leader in Maine’s financial services industry and is Maine’s bank for the future. Our focus will remain on expanding relationships with customers by providing them with the products and services to meet their needs such as leading-edge digital banking tools, a wide range of lending and deposit options, and robust wealth management and investment services. Camden National will also be able to help even more communities thrive with programs such as Hope@Home, our homelessness awareness initiative.”

Upon completion of the transaction, Camden National will have a combined network of 68 branches and three specialized lending locations. The transaction compliments Camden National’s existing footprint and expands the Company’s presence in the higher growth Southern Maine market. Customers will have access to over 85 ATMs as well as additional ATMs across the state as part of the Maine Cash Access Network. In addition, customers will also have state-of-the-art digital banking tools, which include online, mobile, text and telephone banking, Smart ATMs as well as mobile deposit and bill pay.

Everets commented, “We are pleased to be joining a strong and growing institution. Our two institutions share a rich history in Maine, and our combined size and shared cultures will position us to provide added scale to benefit our customers, communities and shareholders alike. I am excited for what the future holds.”

“We are redefining community banking and look forward to working with our new employees from The Bank of Maine to reshape banking as we know it today,” said Dufour. “This is a strong business combination that enhances our competitive market position and will allow us to realize efficiency benefits. The Bank of Maine is a well-run company with an attractive core deposit base and branch network combined with healthcare specialty lending and mortgage businesses that provide new sources of growth and diversification. Camden National’s acquisition experience, familiarity with The Bank of Maine’s markets and the fact that both banks operate the same systems will facilitate a seamless integration for our new employees and customers.”

Consideration will be paid to SBM Financial, Inc. stockholders in a combination of stock and cash valued at approximately $135 million based on Camden National’s closing price of $38.60 on March 27, 2015. Under the terms of the agreement, 80% of SBM Financial, Inc. common shares will be converted into Camden National common stock and the remaining 20% will be exchanged for cash. SBM Financial, Inc. stockholders will have the option to elect to receive either 5.421 shares of Camden National common stock or $206 in cash for each SBM Financial, Inc. common share, subject to proration to ensure that in the aggregate 80% of SBM Financial, Inc. shares will be converted into stock.

With estimated cost savings of 37% of The Bank of Maine’s pre-tax non-interest expenses and an anticipated closing date in the third quarter of 2015, the transaction is expected to be mid-teens accretive to Camden National’s earnings per share starting in 2016. Camden National will maintain its strong capital position with a pro forma tangible equity to tangible assets ratio of 7.0%.

The transaction is intended to qualify as reorganization for federal income tax purposes. As a result, the shares of SBM Financial, Inc., exchanged for Camden National stock will be transferred on a tax-free basis. The definitive agreement has been approved by the boards of directors of both Camden National and The Bank of Maine. The completion of the transaction is subject to stockholder and regulatory approvals for both companies. After the transaction is completed, Camden National will add two of The Bank of Maine directors to its board of directors.

RBC Capital Markets served as financial advisor and Goodwin Procter LLP served as legal counsel to Camden National. Keefe Bruyette & Woods, Inc. served as financial advisor, and Luse Gorman, P.C. served as legal counsel to The Bank of Maine.

Conference Call and Investor Presentation

Camden National will hold a conference call regarding this announcement on Monday, March 30th, at 3:00 p.m. eastern time. Dial-in information to access the call is as follows:

Domestic: 1-888-317-6016

International: 1-412-317-6016

Ask for the Camden National Corporation Call

The live conference call may also be accessed using the link below.

http://services.choruscall.com/links/cac150325.html

A copy of the full presentation is also available on the website by going to Investor Relations and clicking on Presentations.

About Camden National

Camden National Corporation is the holding company employing more than 480 Maine residents for two financial services companies including Camden National Bank and the wealth management company, Acadia Trust, N.A. Camden National Bank is a full-service community bank with a network of 44 banking offices throughout Maine and a commercial loan office in Manchester, New Hampshire. Acadia Trust offers investment management and fiduciary services with offices in Portland, Bangor and Ellsworth. Located at Camden National Bank, Camden Financial Consultants offers full-service brokerage and insurance services. Learn more at www.CamdenNational.com. Member FDIC.

About The Bank of Maine

The Bank of Maine was organized in 1834 as Gardiner Savings Institution. In 2007, Gardiner Savings Institution changed its name to Savings Bank of Maine, and today it is known simply as The Bank of Maine, a wholly owned subsidiary of SBM Financial, Inc. Headquartered in Portland, Maine with 24 banking centers, 254 employees, and approximately $800 million in total assets as of December 31, 2014, The Bank of Maine provides a broad range of financial services, including commercial, residential, and consumer lending, retail and commercial deposit products, and a wide variety of additional services through its branch network, loan officers, and ATMs.

Forward-Looking Statements

Certain statements contained in this investor presentation that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the proposed merger of Camden National and The Bank of Maine. These statements include statements regarding the anticipated closing date of the transaction, estimated cost savings of The Bank of Maine’s pre-tax non-interests expenses, the amount of accretion of the transaction to Camden National’s earnings, and Camden National’s pro forma tangible equity to tangible assets ratio. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected results include delays in completing the proposed merger, difficulties in achieving cost savings from the proposed merger or in achieving such cost savings within the expected time frame, difficulties in integrating Camden National and The Bank of Maine, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Camden National and The Bank of Maine are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in Camden National’s Annual Report on Form 10-K for the year ended December 31, 2014, as updated by other filings with the SEC. Camden National does not have any obligation to update forward-looking statements.

Non-GAAP Financial Measures

This document references non-GAAP financial measures incorporating tangible equity and related measures, as well as core deposits and efficiency ratio. These measures are commonly used by investors in evaluating business combinations and financial condition.

Additional Information and Where to Find It

In connection with the proposed merger, Camden National will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of The Bank of Maine and Camden National and a Prospectus of Camden National, as well as other relevant documents concerning the proposed merger. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Registration Statement and Proxy Statement/Prospectus, as well as other filings containing information about Camden National and The Bank of Maine, when they become available, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Registration Statement and Proxy Statement/Prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, free of charge, from Camden National’s website at camdennational.com or by contacting Camden National Investor Relations at (207) 236-8821 or by contacting The Bank of Maine Investor Relations at (207) 518-5607.

Participants in Solicitation

Camden National and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Camden National in connection with the proposed merger. Information about the directors and executive officers of Camden National is set forth in the proxy statement for Camden National’s 2015 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 12, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the Proxy Statement/Prospectus and other relevant documents regarding the proposed merger to be filed with the SEC (when they become available). Free copies of these documents may be obtained as described in the preceding paragraph.